THE NORTH WEST COMPANY
Gibraltar House
77 Main Street
[redacted]

07022668

April 11, 2007

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND NOTICE OF ANNUAL MEETNIG
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Notice of Annual Meeting

If you require further information, please feel free to contact me. Thanks.

Yours truly,

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

THE NORTH WEST COMPANY

NORTH WEST COMPANY FUND

April 3, 2007

To: The Toronto Stock Exchange
Canadian Securities Administrators

NOTICE

Re: North West Company Fund
Trust Units CUSIP 662906 10 6
NP54-101

Pursuant to the requirements of NP54-101, I advise that the Trustees of North West Company Fund (the "Fund") have set a meeting date of June 5, 2007, for an Annual Meeting of Unitholders, and that April 20, 2007, has been set as the record date for Unitholders entitled to receive notice and vote.

Should you have any questions about this notice, please call the undersigned at 204-934-1525.

On behalf of the Board of Trustees:

Signed by "Reinhard Sedlacek"

Reinhard Sedlacek
Assistant Corporate Secretary

END